[redacted]

12013709

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
12 REGISTRATIONS BRANCH

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SEC Mail Processing Section
FEB 28 2012
Washington DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Cypress Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bayside Plaza – 188 The Embarcadero, Suite 420
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel P. Rael – (415) 281-3036
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

One California Street, Suite 2300 (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

I, Daniel P. Rael, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cypress Capital Corporation, as of, December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ILENE SAGALL
Commission # 1936179
Notary Public - California
San Francisco County
My Comm. Expires Jun 9, 2015

Signature

Senior Vice President – Compliance and Administration
Title

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

Cypress Capital Corporation

December 31, 2011 and 2010

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Grant Thornton

Contents

Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
One California Street, Suite 2300
San Francisco, CA 94111-5424
T 415.986.3900
F 415.986.3916
www.GrantThornton.com

To the Board of Directors and Stockholder of
Cypress Capital Corporation

We have audited the accompanying statement of financial condition of Cypress Capital Corporation (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Cypress Capital Corporation as of and for the year ended December 31, 2010 were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 7, 2011.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypress Capital Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying Schedule of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Schedule of Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial

GrantThornton

statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

San Francisco, California
February 23, 2012

Cypress Capital Corporation
(a wholly-owned subsidiary of Cypress Leasing Corporation)

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2011	2010
ASSETS		
CURRENT ASSETS:		
Cash	$ 437,378	$ 443,642
Commission advances	437,939	309,686
Due from affiliate	4,120	-
TOTAL ASSETS	$ 879,437	$ 753,328
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 279	$ 3,439
Accrued expenses	157,065	89,734
Payable to affiliate	41,100	-
Total current liabilities	198,444	93,173
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	15,000	15,000
Paid-in capital	1,609,590	1,509,590
Accumulated (deficit)	(943,597)	(864,435)
Total stockholder's equity	680,993	660,155
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 879,437	$ 753,328

The accompanying notes are an integral part of these financial statements.

Cypress Capital Corporation
(a wholly-owned subsidiary of Cypress Leasing Corporation)

STATEMENTS OF OPERATIONS

Years Ended December 31,

	2011	2010
REVENUES:		
Commission income	$ 5,417,283	$ 4,452,957
Expense reimbursement revenue	2,989,267	2,835,598
Interest income	552	2,025
Total revenues	8,407,102	7,290,580
OPERATING EXPENSES:		
Commissions to other broker-dealers	5,417,283	4,452,936
Commissions to employees	2,837,044	2,746,664
Other operating expenses	231,937	163,386
Total operating expenses	8,486,264	7,362,986
NET LOSS	$ (79,162)	$ (72,406)

The accompanying notes are an integral part of these financial statements.

Cypress Capital Corporation
(a wholly-owned subsidiary of Cypress Leasing Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2011 and 2010

	Common stock	Paid-in capital	Accumulated (deficit)	Total
Balance at December 31, 2009	$ 15,000	$ 1,509,590	$ (792,029)	$ 732,561
Net loss	-	-	(72,406)	(72,406)
Balance at December 31, 2010	15,000	1,509,590	(864,435)	660,155
Capital contribution	-	100,000	-	100,000
Net loss	-	-	(79,162)	(79,162)
Balance at December 31, 2011	$ 15,000	$ 1,609,590	$ (943,597)	$ 680,993

The accompanying notes are an integral part of these financial statements.

Cypress Capital Corporation
(a wholly-owned subsidiary of Cypress Leasing Corporation)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net loss	$ (79,162)	$ (72,406)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
(Increase) decrease in commission advances	(128,253)	288,986
(Increase) in due from affiliate	(4,120)	-
(Decrease) in accounts payable	(3,160)	(965)
Increase (decrease) in accrued expenses	67,331	(152,041)
Increase in payable to affiliate	41,100	-
Total adjustments	(27,102)	135,980
Net cash (used) provided by operating activities	(106,264)	63,574
Cash flows from financing activities:		
Proceeds from capital contribution	100,000	-
Net cash provided by financing activities	100,000	-
NET (DECREASE) INCREASE IN CASH	(6,264)	63,574
CASH, beginning of year	443,642	380,068
CASH, end of year	$ 437,378	$ 443,642

The accompanying notes are an integral part of these financial statements.

Cypress Capital Corporation
(a wholly-owned subsidiary of Cypress Leasing Corporation)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity

Cypress Capital Corporation ("The Company") was incorporated under the laws of the State of California on November 27, 1996. It became a member of the Financial Industry Regulatory Authority, formerly known as National Association of Securities Dealers, Inc., and concurrently registered with the Securities and Exchange Commission on April 15, 1997. The Company is a fully-disclosed broker-dealer engaged exclusively in the business of the wholesale offering and selling of debt and equity investment interests in equipment leasing programs sponsored by its parent, Cypress Leasing Corporation ("The Parent") and its affiliates. The Company is a wholly-owned subsidiary of Cypress Leasing Corporation.

As a wholly-owned subsidiary, The Company is subject to the control of The Parent and its subsidiaries. It is also subject to related party transactions such as loans, dividends, and expense allocations. The Company has entered into an operating expense funding agreement with The Parent, a wholly-owned subsidiary of The Parent, Cypress Equipment Management Corporation II, and affiliates of The Parent, Cypress Equipment Management Corporation III, Cypress Equipment Management Corporation IV, Cypress Management Corporation V, Cypress Equipment Management Corporation VI and Cypress Equipment Management Corporation VII, whereby The Parent, its wholly owned subsidiary and its affiliates, at their discretion, may directly pay certain commissions and other expenses on behalf of The Company. The payment of such expenses by The Parent, its wholly owned subsidiary and its affiliates results in the recognition of expense reimbursement revenue by The Company. In addition, The Parent and its affiliates bear overhead expenses of The Company by providing certain overhead items (such as office space, equipment use, utilities and administrative service) without charge to The Company.

The Company is dependent upon The Parent and its affiliates to sponsor equipment leasing programs and similar investment vehicles which The Company can market through its established network of third-party broker-dealers. As of December 31, 2011, The Company has an accumulated deficit of $943,597; The Parent has the intent and ability to continue to provide additional capital contribution to support The Company's operations.

Method of Accounting

The Company has prepared the accompanying financial statements on the basis of accounting principles generally accepted in the United States.

Cash

The Company considers all demand deposit accounts as cash. The carrying amount of cash reported on the balance sheets approximates its fair value.

Commission Advances

The Company pays commissions to third parties upon the sale of investment interests in equipment leasing programs. The Company records these payments as commission advances until such time as the investor is admitted as a member in the leasing program and The Company receives its commission income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commission Income and Expense Reimbursement Revenue

The Company earns commissions on the sale of equity and note investments in leasing programs sponsored by affiliates of The Parent. Commission income and expense reimbursement revenue are recognized when the related investor is admitted to the program and is deemed to have an ownership interest.

Income Taxes

The Company is a qualified S Corporation subsidiary of The Parent and does not file separate income tax returns. Effective January 1, 2009, The Parent is a qualified S Corporation subsidiary of Cypress Financial Holdings Corporation (CFHC). As a result of CFHC's election to be treated as an S Corporation and the election by CFHC to have its subsidiaries, including The Parent and The Company, become qualified S Corporation subsidiaries, CFHC and its qualified S Corporation subsidiaries are only subject to California Franchise tax at a rate of 1.5%. Federal and State individual income taxes are paid by the stockholders of CFHC based on the taxable income reported by CFHC and its qualified S Corporation subsidiaries. State Franchise tax is allocated to The Company based upon The Company's taxable income for the period as compared with the taxable income of CFHC and its qualified S Corporation subsidiaries.

Effective January 1, 2010, The Company implemented the new accounting requirements associated with uncertainty in income taxes using the provisions of FASB Accounting Standards Codification Topic 740, "Income Taxes." These provisions clarify the accounting for uncertainty in income taxes recognized in an entity's financial statements. Under the standard, the tax benefit from an uncertain tax position is to be recognized when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the tax authorities including resolution of any related appeals or litigation processes. Additionally, the amount of the tax benefit to be recognized is the largest amount of tax benefit that has a greater than fifty percent cumulative likelihood of being realized upon effective settlement with the taxing authorities. The standard also provides guidance for derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of the provisions did not have any impact on the statement of financial conditions.

As of December 31, 2010 and December 31, 2011, The Company had no material uncertain tax positions or unrecognized tax benefits that require either recognition or disclosure in the financial statements. The Company had no interest and penalties related to income taxes.

With few exceptions, CFHC, The Parent, and The Company are no longer subject to Federal or State tax examinations by taxing authorities for years before 2007 and 2006, respectively.

Any income tax liability is reflected on the statement of financial condition as a payable to The Parent. Under the terms of the agreement with The Parent, no receivable is reported for income tax benefits. The Company does not have any significant taxable temporary difference or basis differences that would require the recognition of deferred income taxes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Retirement Plan

The Company provides a retirement plan for its employees in accordance with Internal Revenue Code Section 408 (k) Simplified Employee Pension Individual Retirement Plan (SEP IRA). The retirement plan is sponsored by an affiliate, Cypress Financial Corporation. The plan covers all employees who have attained the age of twenty-one, worked three out of the last five years and received certain minimum levels of compensation. Contributions to the plan by The Company are at the discretion of the Board of Directors. For each of the years ended December 31, 2011 and 2010, the contributions are limited by The Company to 10% of each employee's allowable compensation resulting in maximum contributions to each eligible employee of $24,500. For the years ended December 31, 2011 and 2010, contributions to the plan were $152,945 and $89,734, respectively.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through February 23, 2012, the date on which the financial statements were available to be issued. With the exception of the matter discussed in Note 4, there were no material subsequent events that require recognition or additional disclosure in the financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital that should be the greater of $5,000 or the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, The Company's net capital as defined was $237,811, which was $224,507 in excess of its required amount of $13,304. The Company's ratio of aggregate indebtedness, as defined, to net capital was 0.839 to 1.

NOTE 3 – CONCENTRATIONS

Concentration of Revenues

During the years ended December 31, 2011 and 2010, The Company received substantially all of its commission income and expense reimbursement revenue from equipment leasing programs sponsored by The Parent and its affiliates, Cypress Equipment Management Corporation III, Cypress Equipment Management Corporation IV and Cypress Equipment Management Corporation V.

NOTE 3 – CONCENTRATIONS (continued)

Concentration of Credit Risk

At December 31, 2011, cash accounts had bank balances of $511,573, of which $11,121 were in excess of the Federal Depository Insurance Corporation coverage. The difference between the carrying amount of the cash accounts and the bank balances was primarily due to outstanding checks.

NOTE 4 – RELATED PARTY TRANSACTIONS

At December 31, 2011, due from affiliate includes a short-term receivable of $4,120 from Cypress Equipment Management Corporation V, an affiliate of The Parent.

At December 31, 2011, The Company owes $41,100 to Cypress Leasing Fund A, LLC, an equipment leasing program sponsored by an affiliate of The Parent, Cypress Equipment Management Corporation V. The amount represents an overpayment of commission reimbursement and is fully repaid as of February 23, 2012.

The Company receives commission income and expense reimbursement revenue from various related entities. The related entities consist of equipment leasing programs sponsored by The Parent and its affiliates, a wholly-owned subsidiary of The Parent, and affiliates of The Parent, Cypress Equipment Management III, Cypress Equipment Management IV and Cypress Equipment Management Corporation V.

The Company received the following income from related parties during the years ended December 31:

	2011	2010
COMMISSION INCOME:		
Cypress Equipment Fund VIII, LLC	$ -	$ 802
Cypress Equipment Fund XI, LLC	269	269
Cypress Equipment Fund XII, LLC	269	269
Cypress Equipment Fund 16, LLC	-	557,430
Cypress Equipment Fund 17, LLC	548,055	2,180,674
Cypress Equipment Fund 18, LLC	2,262,560	-
Cypress Income Fund 9, LLC	-	233,063
Cypress Income Fund 10, LLC	-	1,480,450
Cypress Income Fund 11, LLC	1,348,670	-
Cypress Leasing Fund A, LLC	1,257,460	-
	$ 5,417,283	$ 4,452,957
EXPENSE REIMBURSEMENT REVENUE:		
Cypress Equipment Management Corporation III	$ -	$ 76,567
Cypress Equipment Management Corporation IV	152,945	1,667,185
Cypress Equipment Management Corporation V	2,836,322	1,091,846
	$ 2,989,267	$ 2,835,598

SUPPLEMENTAL INFORMATION

Cypress Capital Corporation
(a wholly-owned subsidiary of Cypress Leasing Corporation)

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

NET CAPITAL		
Total stockholder's equity	$	680,993
Total stockholder's equity qualified for net capital		680,993
Deductions and/or charges:		
Non-allowable assets:		
Commission advances		437,939
Due from affiliate		4,120
Other charges		1,123
Total deductions and/or charges		443,182
Net capital before haircuts on securities positions		237,811
Haircuts on securities positions		-
Net capital	$	237,811
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable	$	279
Accrued expenses		157,065
Payable to affiliate		41,100
Other charges		1,123
Total aggregate indebtedness	$	199,567
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (based on aggregate indebtedness)	$	13,304
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above)	$	13,304
Excess net capital over requirement	$	224,507
Ratio: aggregate indebtedness to net capital		0.839

Cypress Capital Corporation
(a wholly-owned subsidiary of Cypress Leasing Corporation)

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(continued)

December 31, 2011

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the preceding computation and The Company corresponding unaudited part II of Form X-17A-5 as of December 31, 2011; accordingly, a reconciliation with The Company's computation has not been included.

Cypress Capital Corporation
(a wholly-owned subsidiary of Cypress Leasing Corporation)

SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

The Company is exempt under provision of Rule 15c3-3 due to the fact that The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption.